UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

XTI AEROSPACE, INC.

Full Name of Registrant

Former Name if Applicable

8123 InterPort Blvd., Suite C

Address of Principal Executive Office (Street and Number)

Englewood, CO 80112

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XTI Aerospace, Inc. (the “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense.

During the year ended December 31, 2025 and subsequently, the Registrant completed significant strategic transactions, including the acquisition of Drone Nerds, LLC and Anzu Robotics, LLC in November 2025 and the disposition of its legacy Inpixon real-time location systems business (the “Inpixon Business”) in February 2026.

The accounting for these transactions, including the purchase price allocation for the acquisition, the evaluation and presentation of discontinued operations (including retrospective presentation), and related income tax impact, requires additional time to complete. The Registrant continues to work through these matters and expects to file the Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brooke Turk	(800)	680-7412
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that its results of operations for the fiscal year ended December 31, 2025 will differ materially from those of the prior year period.

The anticipated changes are primarily attributable to the following significant transactions and events occurring during 2025:

●	The acquisition of Drone Nerds, LLC and Anzu Robotics, LLC in November 2025, which added a revenue-generating unmanned aircraft systems business to the Registrant’s operations.

●	The classification of the Inpixon Business as discontinued operations, which removes associated revenues and operating results from continuing operations and affects the comparability of results between periods.

●	Increased operating expenses related to being a public company for a full year, integration of acquired operations, strategic transactions, and continued investment in the TriFan 600 development program.

●	Increased non-operating expenses, including financing-related costs and fair value adjustments associated with financial instruments.

As a result of these factors, the Registrant anticipates a significant change in revenues and net loss from continuing operations for the year ended December 31, 2025 compared to the prior year period. Because the Registrant has not yet finalized its financial statements and the audit is ongoing, the Registrant is unable to provide a reasonable estimate of its full results of operations at this time.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Form 10-K and the Registrant’s expected financial results for the fiscal year ended December 31, 2025. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Registrant undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

XTI Aerospace, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2026	By:	/s/ Brooke Turk
Brooke Turk
Chief Financial Officer

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